Kalos Capital, Inc.

Exemption From Rule 17 C.F.R. § 15c3-3(k) of the Securities and Exchange Commission

December 31, 2015

Kalos Capital, Inc. Exemption Report

Kalos Capital, Inc. is exempt from rule 17 C.F.R. § 240.15c3-3 under the provision (2)(ii)of this rule. This provision provides for exemption when no margin accounts are carried, and no funds or securities are held for or due to customers. All securities transactions are handled through a clearing agent that deals directly with the customers of Kalos Capital, Inc. For the entire period, January 1, 2015 through December 31, 2015, Kalos Capital, Inc. has maintained this exemption, without exception.

Kalos Capital, Inc.

I, Carol Wildermuth, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Carol Wildermuth
COO